Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of dollars –

	June 30, 2010	December 31, 2009
Current assets:		
Cash and cash equivalents	**85.047**	**84.244**
Accounts receivable		
Accounts receivable - Net	54.552	47.553
Other accounts receivable	34.260	31.885
Prepaid expenses and others current assets	10.979	9.934
Total current assets	**184.84**	**173.62**
Property, machinery and equipment	**830.684**	**823.831**
Cumulative Depreciation	**(160.743)**	**(145.433)**
Property, machinery and equipment - Net	**669.941**	**678.398**
Other assets	**46.542**	**53.250**
Deferred taxes	**96.803**	**97.274**
Total assets	**998.124**	**1,002.538**
Current liabilities:		
Bank loans and current maturities of long-term liabilities	21.157	16.043
Sale of accounts receivable	9.460	7.869
Suppliers	32.900	27.957
Other accounts payable and accrued expenses	54.841	44.186
Total current liabilities	**118.358**	**96.055**
Long-term liabilities:		
Bank loans	63.078	70.974
Trust certificates debt	689.596	677.520
Sale of accounts receivable	6.556	12.047
Other long-term liabilities	27.486	26.134
Total long-term liabilities	**786.716**	**786.675**
Total liabilities	**905.074**	**882.730**
Stockholders´ equity		
Common stock	155.177	155.240
Retained earnings	(41.595)	(14.446)
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	(10.971)	(10.490)
	84.854	112.547
Minority interest	8.196	7.261
Total stockholders´ equity	**93.050**	**119.808**
Total liabilities and stockholders´ equity	**998.124**	**1,002.538**

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Income*
- millions of dollars -

	Three months ended June 30,		Six months ended June 30,	
	2010	**2009**	**2010**	**2009**
Ports and Terminals	5.722	3.955	11.885	8.341
Maritime	51.676	47.687	102.388	102.137
Logistics	18.093	22.984	42.483	44.222
Corporate and others	0.002	0.004	0.006	0.011
Eliminations	(0.070)	(0.084)	(0.189)	(0.200)
Revenue from freight and services	75.423	74.546	156.573	154.511
Ports and Terminals	(3.995)	(3.565)	(7.762)	(7.089)
Maritime	(24.821)	(25.042)	(52.298)	(59.751)
Logistics	(18.956)	(25.306)	(42.675)	(48.088)
Corporate and others	(0.017)	0.046	(0.025)	(0.022)
Eliminations	0.070	0.084	0.189	0.200
Cost of freight and services	(47.719)	(53.783)	(102.571)	(114.750)
Ports and Terminals	(0.361)	(0.399)	(0.725)	(0.780)
Maritime	(10.855)	(8.648)	(21.058)	(17.318)
Logistics	(2.737)	(1.927)	(4.590)	(3.089)
Corporate and others	(0.296)	(0.057)	(0.377)	(0.098)
Depreciation of vessels and equipment	(14.249)	(11.031)	(26.750)	(21.285)
Corporate expenses	(3.666)	(3.732)	(7.167)	(7.229)
Ports and Terminals	1.366	(0.009)	3.398	0.472
Maritime	16.000	13.997	29.032	25.068
Logistics	(3.600)	(4.249)	(4.782)	(6.955)
Corporate and others	(0.311)	(0.007)	(0.396)	(0.109)
Other (expenses) income - Net	(1.905)	(0.137)	(1.657)	(0.205)
Operating Income	7.884	5.863	18.428	11.042
Financial (expenses) income - Net	(15.301)	(24.266)	(32.202)	(46.830)
Exchange gain (loss) - Net	23.307	(47.466)	(10.960)	(25.401)
Net financial cost	8.006	(71.732)	(43.162)	(72.231)
Gain (loss) before taxes	15.890	(65.869)	(24.734)	(61.189)
Provision for taxes	(1.024)	(0.557)	(1.528)	(0.402)
Net income (loss) for the period	14.866	(66.426)	(26.262)	(61.591)
Attributable to:				
Minority interest	0.395	(0.080)	0.937	0.022
Equity holders of GTMM, S.A.B.	14.471	(66.346)	(27.199)	(61.613)
Weighted average outstanding shares (millions)	102.014	55.227	102.019	55.227
Income (loss) earnings per share (dollars / share)	0.14	(1.20)	(0.27)	(1.12)
Outstanding shares at end of period (millions)	101.995	55.227	101.995	55.227
Income (loss) earnings per share (dollars / share)	0.14	(1.20)	(0.27)	(1.12)

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of dollars –

	Three months ended June 30,		Six months ended June 30,	
	2010	**2009**	**2010**	**2009**
Cash flow from operation activities:				
Net income (loss) for the period	14.866	(66.426)	(26.262)	(61.591)
Charges (credits) to income not affecting resources:				
Depreciation & amortization	15.884	12.427	30.196	24.262
Other non-cash items	(8.166)	63.397	42.632	65.135
Total non-cash items	7.718	75.824	72.828	89.397
Changes in assets & liabilities	(5.243)	(15.681)	(18.206)	(12.923)
Total adjustments	2.475	60.143	54.622	76.474
Net cash provided by (used in) operating activities	17.341	(6.283)	28.360	14.883
Cash flow from investing activities:				
Proceeds from sales of assets	0.418	6.141	4.585	7.452
Payments for purchases of assets	(8.147)	(11.719)	(10.855)	(38.743)
Sale of share of subsidiaries	4.062		4.062	
Dividends from non-consolidated subsidiaries		0.643		0.643
Net cash used in investment activities	(3.667)	(4.935)	(2.208)	(30.648)
Cash flow provided by financing activities:				
Short-term borrowings (net)	2.219	(0.512)	7.203	(0.939)
Sale (repurchase) of accounts receivable (net)	(2.608)	(7.221)	(4.450)	(14.445)
Repayment of long-term debt	(17.368)	(24.564)	(30.930)	(33.190)
Proceeds from issuance of long-term debt	1.560		1.560	
Acquisition of treasury shares, net	(0.013)		(0.013)	
Net cash used in financing activities	(16.210)	(32.297)	(26.630)	(48.574)
Exchange losses on cash	(0.370)	9.553	1.281	4.047
Net (decrease) increase in cash	(2.906)	(33.962)	0.803	(60.292)
Cash at beginning of period	87.953	142.117	84.244	168.447
Cash at end of period	85.047	108.155	85.047	108.155

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.



July 29, 2010

Forward-Looking Statements

Included in this presentation are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.



On Today's Call

- Jose Serrano, Chairman and CEO

- Jacinto Marina, Deputy CEO

- Carlos Aguilar, CFO

- Luis Ocejo, Maritime

- Roberto Martinez, Ports and Terminals



Consolidated Financial Results
Revenue and Operating Profit



Revenue

■ 2009 ■ 2010

Q2: $74.5 (2009), $75.4 (2010) — 1.2%

1H: $154.5 (2009), $156.6 (2010) — 1.4%



Operating Profit

■ 2009 ■ 2010

Q2: $5.9 (2009), $7.9 (2010) — 33.9%

1H: $11.0 (2009), $18.4 (2010) — 67.3%



Consolidated Financial Results
Operating Margin







Consolidated Financial Results
EBITDA







Total Debt

Exchange Rate:
- *13.04 pesos/dollar at 12/31/09*
- *12.41 pesos/dollar at 3/31/10*
- *12.84 pesos/dollar at 6/30/10*

All numbers US$ millions

*** Non-recourse to the Company*

	As of 12/31/09	As of 3/31/10	As of 6/30/10
Mexican Trust Certificates**	$679.3	$725.9	$691.4
Securitization Facility	$19.9	$17.7	$16.0
Other Corporate debt	$85.2	$82.4	$82.4
TOTAL DEBT	$784.4	$826.0	$789.8

- ◆ The peso depreciated in Q2 10 benefitting TMM's MTCs compared to Q1 10

- ◆ Of TMM's total debt, only 2.7%, or $21.2 million, is short-term



New Issuance of MTC

◆ Reopened Mexican Trust Certificates Program to consolidate all tranches into one

◆ 20-year term and non-recourse to the Company

◆ Improved credit rating: AA (domestic)

◆ Prepay certain dollar denominated debt

◆ Allow us to fund new projects



TMM's Debt Profile After New Issuance of MTC


$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
2H 2010
2011
2012
2013
2014
2015
2016
2017
Before restructuring of securitization facility
After restructuring of securitization facility
After new issuance of MTC

TMM's Maritime Fleet









Offshore Vessels

Sound of Campeche

Fleet: 32

Product Tankers

Pacific Coast & Gulf of Mexico

Fleet: 7

Harbor Towage

Manzanillo

Fleet: 5

Chemical Tankers

Gulf of Mexico inter-coastal services

Fleet: 2



Maritime's Financial Results
Revenue and Operating Profit



Revenue



Operating Profit



Maritime's Financial Results
EBITDA and EBITDA Margins



EBITDA



EBITDA Margin



Maritime's Financial Results



Q2 2010 Revenue

Product Tankers 21.2%
Tugboats 5.7%
Chemical Tankers 10.4%
Offshore Vessels 62.7%

Offshore

- Increased revenue and profit in 2010 periods
- Higher tariffs and more vessels in operation

Product tankers

- Lower revenue due to 1 less vessel in 2Q 10
- 2Q 10 gross profit of $3.3 million compared to loss last year

Chemical tankers

- 2 less vessels during 2Q10
- Decreased demand of services

Harbor towage

- Increased vessel calls at Manzanillo



Offshore and Product Tanker
Data Snapshot

Offshore Fleet

	2Q 09	2Q 10
Revenue Available Days	2,323	2,487
Average Vessels	27	32
Utilization	93.1%	85.4%

Product Tanker Fleet

	2Q 09	2Q 10
Revenue Available Days	559	541
Average Vessels	7	6
Utilization	84.6%	99.9%

2Q10 offhire days: Offshore fleet 425 days and product tanker fleet 1 day



Ports and Terminal's Financial Results
Revenue and Operating Profit







Ports and Terminal's Financial Results
Acapulco



Cruise Ship Calls

■ 1H 2009 ■ 1H 2010

71%

48

82



Automobiles Handled

■ 1H 2009 ■ 1H 2010

462%

5,171

29,074







Ports and Terminal's Financial Results
Maintenance and Repair



Revenue

■ 2009 ■ 2010

52.2 %

$2.3

$3.5

1H



Gross Profit

■ 2009 ■ 2010

200.0 %

$0.4

$1.2

1H

Logistics' Financial Results

- ◆ Revenues down 21.3% in 2Q and down 3.8% in first half 2010

- ◆ Reduced revenue of $3.8 million from sale of assets in April 2010

- ◆ Revenue increases at Warehousing and Auto hauling

- ◆ Reduced operating losses in 2010 periods



TMM's 5-year Growth Strategy

◆ Within the next 5 years, take advantage of strategic opportunities to add approximately 25 vessels

◆ Build TMM's asset base and enhance growth profile





TMM's 5-year Growth Strategy

- Increase penetration in Mexican ports:
  - Tampico- stevedoring services for general cargo starting in 2H 2010
  - Going forward- operating multipurpose terminal at Tampico
  - Tuxpan - uniquely positioned property for container and liquid terminal for oil products







Tijuana
Ensenada
UNITED STATES
Ciudad Juárez
Guaymas
Chihuahua
Nuevo Laredo
Topolobampo
Monterrey
Matamoros
Gulf of Mexico
La Paz
Durango
Mazatlán
Tampico
CANCUN
Progreso
Mérida
León
Tuxpan
Puerto Vallarta
Guadalajara
MEXICO
Veracruz
Manzanillo
Lázaro Cárdenas
Coatzacoalcos
Oaxaca
BEL
Acapulco
Salina Cruz
GUATEMALA



Q2 2010 Financial Results

Grupo TMM

July 29, 2010